March 22, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	Sirius XM Radio Inc. Form 10-K for the year ended December 31, 2011 Filed February 9, 2012 Form 8-K Filed February 9, 2012 File No. 001-34295

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in your comment letter, dated March 8, 2012, relating to the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and the Current Report on Form 8-K (the “Form 8-K”) of Sirius XM Radio Inc. (“we”, “our”, or the “Company”), each filed on February 9, 2012. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended December 31, 2011

Item 3. Legal Proceedings, page 20

1.

Based on action commenced against you by One Twelve Inc., Howard Stern’s production company and Don Buchwald, Stern’s agent in the Supreme Court of the State of New York, subscribers to the XM Satellite Radio service should have been counted as “Sirius subscribers,” following the Sirius/XM Merger for purposes of provisions entitling One Twelve and Buchwald to compensation in the event that the number of “Sirius subscribers” exceeded the projected growth amounts of Sirius subscribers by certain magnitudes as specified in each year of a referenced 2004 Agreement. Tell us how the 2004 agreement unambiguously defines “Sirius subscribers” as the term is used therein. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

In October of 2004, Sirius Satellite Radio Inc. (“Sirius”) entered into a six year agreement with One Twelve, Inc., prior to merger and creation of Sirius XM Radio Inc. in July 2008. The plain language of the 2004 Agreement indicates that the words “Sirius subscribers” were intended, at the time the 2004 Agreement was executed, to refer to those persons who had contracted with Sirius for Sirius’ subscription-based satellite radio service. First, the term “subscriber” means “one that subscribes,” and Sirius subscribers enter into a contractual relationship to receive the Sirius subscription radio service. In contrast, during all periods relevant to the 2004 Agreement, XM subscribers entered into a subscriber agreement with XM Satellite Radio Inc. (“XM”), a separate public company that filed annual, quarterly and periodic reports with the SEC, to receive the XM subscription radio service. Second, the Performance Based Compensation at issue is measured by reference to a schedule of “Siri Internal Estimates” (“Siri” being the trading symbol for Sirius), and the undisputed evidence presented in the motion for summary judgment shows that, as of the date of the 2004 Agreement, the “Siri Internal Estimates” referred to projected numbers of Sirius subscribers over a period of years, not including separately existing projections of subscribers to the XM subscription service. Third, the 2004 Agreement mentions “XM” only once, in an “XM Merger” provision. This XM Merger provision required the Company to pay to Stern’s production company $25 million (plus $2.5 million to Stern’s agent, Buchwald) “[i]n the event Sirius merges with XM” so that the Stern programming “may be broadcast to all subscribers of the surviving company.” These amounts have been paid. The parties did not refer in the 2004 Agreement to post-merger “XM subscribers” as “Sirius subscribers”—the parties used “subscribers of the surviving company” to describe the aggregate post-merger subscribers to the two services. The parties knew what words to use to compensate Stern’s production company and agent “[i]n the event Sirius mergers with XM.”

Given the status of the suit, the Company believes that a loss in connection with the suit by One Twelve, Inc. and Don Buchwald is remote in accordance with ASC 450-20-50 because a loss in connection with the suit is not reasonably possible. As discussed above, the Company believes that the terms of the 2004 Agreement are unambiguous and accordingly, the plaintiffs are not entitled to any additional Performance Based Compensation. The mere filing of the suit by One Twelve, Inc. and Don Buchwald did not change the Company’s assessment of whether these Performance Based Compensation awards were due and owing. Further, since the filing of the suit, the plaintiffs’ have not produced any evidence or facts that would suggest that the Company should reassess its position regarding whether a loss is reasonably possible.

Future Liquidity and Capital Resource Requirements, page 42

2.

Per your disclosure, based upon your current plans, you believe that you have sufficient cash and cash equivalents and marketable securities to cover your estimated funding needs. Please expand your disclosure to separately address your estimated short-term and long-term funding needs in light of known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity (short-term and long-term) increasing or decreasing in any material way. In this regard, we note your significant contractual cash commitments for the years 2013-2015 as set forth on page F-38. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf

Response:

In future filings we will expand the disclosure to clarify that “Based upon our current plans” includes consideration of estimated short-term and long-term funding needs.

Adjusted EBITDA, page 45

Adjusted Revenues and Operating Expenses, page 47

3.	It appears that the above-captioned non-GAAP measures reflect the elimination of recurring favorable purchase price accounting adjustments for the “Merger” which was consummated in 2008. Please disclose the executory contracts to which they relate, the remaining periods over which you expect to recognize the unamortized deferred credits, and the related amounts. Additionally, please provide a brief commentary on how the expiration of such credits will impact your GAAP results. In this regard, we note your correspondence dated July 15, 2010.

Response:

We do not disclose the specific contracts related to the purchase price accounting adjustments or their corresponding amounts. In our view, this information is confidential, would not enhance investors’ understanding of our business and will impair our ability to negotiate contracts with automakers (OEM) and programming providers. The deferred credits on executory contracts relate primarily to (i) an OEM arrangement that will continue to be amortized through 2013 and (ii) several programming arrangements that will continue to have a material impact on income from operations through 2013, and an immaterial impact on income from operations in 2014 and 2015.

In response to the Staff’s comment, we will include in future filings disclosure that will clarify that amortization related to deferred credits on executory contracts will cease in 2013 for revenue share, subscriber acquisition costs and sales and marketing expenses. The disclosure will also clarify that the amortization related to deferred credits on executory contracts for programming and content expenses beyond 2013 are immaterial.

For the staff’s information, as of December 31, 2011, there was $502 million of unamortized deferred credits on executory contracts ($284 million current and $218 million long-term). The below table shows the effect on income from operations from the amortization of deferred credits on executory contracts for the years ended December 31, 2009 through 2011 and the estimated impact on income from operations for the years ending December 31, 2012 through 2015. Income from operations has benefited from the amortization of deferred credits on executory contracts, which has been increasing over time, but will peak in 2012 when the current portion of the deferred credits on executory contracts is recognized. Substantially all of the long-term portion of deferred credits on executory contracts will be amortized in 2013.

	December 31,
(in millions)	2009	2010	2011	2012	2013	2014	2015
Amort. of deferred credits on executory contracts	240.9	261.8	277.2	284.0	212.7	3.8	1.4

Free Cash Flow, page 51

4.	Please include the three categories of the Statements of Cash Flows in connection with your presentation of Free Cash Flow, a non-GAAP liquidity measure. Refer to Question 102.06 of the CD&I (“CD&I”) at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

In response to the Staff’s comment, we will include a table detailing the three major categories of the statement of cash flows in our presentation of Free Cash Flow in future filings as shown below:

	Unaudited
	For the Years Ended December 31,
(in thousands)	2011	2010	2009
Cash Flow information
Net cash provided by operating activities	$543,630	$512,895	$433,830
Net cash used in investing activities	(127,888)	(302,414)	(248,511)
Net cash used in financing activities	(228,443)	(7,279)	(182,276)
Free Cash Flow
Net cash provided by operating activities	$543,630	$512,895	$433,830
Less: Additions to property and equipment	(137,429)	(311,868)	(248,511)
Add: Restricted and other investment activity	9,541	9,454	—

Free cash flow	$415,742	$210,481	$185,319

(11) Related Party Transactions, page F-21

General Motors and American Honda, page F-25

5.	Tell us how you gave effect to the following arrangements and/or transactions in your financial statements now that General Motors and American Honda are no longer related parties:

•	Provision of bandwidth to OnStar LLC for audio and data transmissions to owners of enabled GM vehicles, regardless of whether the owner is a subscriber

•	Grant use of your studios for a certain amount of time on an annual basis

•	Provision of certain audio content for distribution on OnStar’s services

•	Provision of bandwidth to American Honda, for as long as American Honda holds a certain amount of investment in your Company.

Response:

American Honda and OnStar, LLC (a wholly owned subsidiary of General Motors), individually, were related parties through May 27, 2010, at which time their respective representatives on the Sirius XM board did not stand for re-election and the parties were no longer considered related. As part of their contracts, each of these parties was provided with certain rights to utilize a small, immaterial portion of our bandwidth and to use our studio services (i.e. use of a studio to record an advertisement, etc), that we utilize in our day-to-day operations, on an “as needed” and “as available” basis. Except for American Honda’s use of the small amount of bandwidth, neither party has utilized any of these services.

We have never sold bandwidth and no market data is available for bandwidth-related sales. Further, as part of the 2008 order by the FCC approving the merger between Sirius and XM we are required to offer channels on both services for free to certain qualified entities. We have determined the relative fair value of the bandwidth to be less than $150 thousand per year, based on the potential incremental advertising sales related to adding two additional news/talk channels using similar bandwidth capacity. We believe this amount is immaterial. The studio services have been deemed inconsequential to the arrangement and thus have no value to the arrangement.

The Company determined that the accounting recognition for the services offered to both American Honda and OnStar was immaterial to be recorded to the financial statements.

Form 8-K filed February 9, 2012

Exhibit 99.1

6.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted EBITDA, Free Cash Flow and Adjusted EBITDA Guidance in the introduction of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard

Response:

Our future earnings releases will discuss net income for the comparable periods in the first paragraph when we mention Adjusted EBITDA and we will remove any discussions of Adjusted Revenues from the earnings release in order to give equal or greater prominence to the corresponding comparable GAAP measures.

*            *             *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,

/s/ David J. Frear
David J. Frear Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission Kathryn T. Jacobson, Senior Staff Accountant Robert S. Littlepage, Account Branch Chief